Exhibit 21.1

SUBSIDIARIES OF MIND TECHNOLOGY, INC.

The following entities are directly or indirectly wholly-owned subsidiaries of MIND Technology, Inc.:

Name of Entity	State or Country of Organization
Mitcham Holdings Ltd	United Kingdom
Mitcham Canada Holdings Limited	United Kingdom
Mitcham Canada ULC	Alberta, Canada
Mitcham Europe Ltd	Hungary
Seamap (UK) Ltd.	United Kingdom
Seamap Pte. Ltd.	Singapore
Klein Marine Systems, Inc.	Delaware
Seamap (Malaysia) Sdn Bhd.	Malaysia
MIND Maritime Acoustics, LLC	Texas